April 3, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Melissa Raminpour, Branch Chief

            Re: Jack in the Box Inc.
                    Form 10-K for the fiscal year ended October 2, 2016
                    Filed November 22, 2016
                    File No. 001-09390
Ladies and Gentlemen:
This letter is being submitted in response to the comment letter dated March 24, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended October 2, 2016 of Jack in the Box Inc. (the “Company”).
For the Staff's convenience, the Staff's comment has been stated below in its entirety, with the Company's responses to the comment set out immediately underneath it. The heading and numbered paragraph in this letter corresponds to the heading and numbered paragraph in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above-referenced filings.
Form 10-K for the Year Ended October 2, 2016
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
General, page 21
1.    We note your response to previous comment one. To the extent you continue to include company restaurant margins and franchise margins, please revise your proposed presentation to begin with GAAP earnings from operations. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please provide us with your proposed reconciliation.

In response to the Staff’s comment, we have reviewed Question 102.10 of the updated Non-GAAP Compliance Checklist and Disclosure Interpretations issued on May 17, 2016, and have accordingly updated our example of the proposed non-GAAP reconciliation to begin with GAAP earnings from operations, as follows:

	53 Weeks Ended			52 Weeks Ended			52 Weeks Ended
	October 2, 2016			September 27, 2015			September 28, 2014
($ in thousands)	Jack in the Box	Qdoba	Consolidated	Jack in the Box	Qdoba	Consolidated	Jack in the Box	Qdoba	Consolidated
Earnings from operations - GAAP (1)			$229,915			$197,173			$162,308
Other operating expenses: (2)
Selling, general and administrative expenses			(203,816)			(221,145)			(206,788)
Impairment and other charges, net			(19,057)			(11,757)			(14,908)
Gains (losses) on the sale of company-operated restaurants			1,230			(3,139)			(3,548)
Total other operating expenses			$(221,643)			$(236,041)			$(225,244)

Company restaurant operations: (2)
Company restaurant sales	$789,040	$415,495	$1,204,535	$782,525	$374,338	$1,156,863	$782,461	$338,451	$1,120,912
Food and packaging	(235,538)	(127,464)	(363,002)	(247,931)	(114,057)	(361,988)	(254,891)	(102,447)	(357,338)
Payroll and employee benefits	(223,019)	(111,451)	(334,470)	(215,598)	(97,704)	(313,302)	(218,000)	(90,494)	(308,494)
Occupancy and other	(162,869)	(101,289)	(264,158)	(157,281)	(88,742)	(246,023)	(164,433)	(83,428)	(247,861)
Restaurant operating margin - Non-GAAP	$167,614	$75,291	$242,905	$161,715	$73,835	$235,550	$145,137	$62,082	$207,219

Franchise operations: (2)
Franchise rental revenues	$232,794	$113	$232,907	$226,494	$208	$226,702	$216,944	$238	$217,182
Franchise royalties and other	140,424	21,465	161,889	136,157	20,595	156,752	127,839	18,198	146,037
Franchise occupancy expenses	(170,050)	(102)	(170,152)	(169,910)	(192)	(170,102)	(168,819)	(215)	(169,034)
Franchise support and other costs	(11,107)	(4,884)	(15,991)	(11,726)	(3,962)	(15,688)	(10,052)	(3,800)	(13,852)
Franchise margin - Non-GAAP	$192,061	$16,592	$208,653	$181,015	$16,649	$197,664	$165,912	$14,421	$180,333

Restaurant operating margin as a % of company restaurant sales	21.2%	18.1%	20.2%	20.7%	19.7%	20.4%	18.5%	18.3%	18.5%
Franchise margin as a % of total franchise revenues	51.5%	76.9%	52.9%	49.9%	80.0%	51.5%	48.1%	78.2%	49.6%
____________________________
(1) Earnings from operations is the sum of total other operating expenses, restaurant operating margin and franchise margin.

(2) Restaurant operating margin and franchise margin do not include an allocation of other operating expenses, such as selling, general and administrative expenses which include the costs of shared service functions such as accounting/finance and human resources, and other unallocated costs such as pension expense and share-based compensation. As such, restaurant operating margins and franchise margins are not indicative of the overall results of the Company and are considered non-GAAP financial measures. Restaurant operating margin and franchise margin should be considered as a supplement to, not as a substitute for, earnings from operations, net earnings or other financial measures prepared in accordance with U.S. GAAP, or other similarly titled measures of other companies. Management believes these non-GAAP financial measures provide important supplemental information to assist investors in understanding and analyzing the performance of the Company's core business and operating results.

In future filings, to the extent we continue to disclose company restaurant margins and franchise margins, we will include the non-GAAP reconciliation shown above.

The Company hereby acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings.

● The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding these responses, please do not hesitate to contact me by telephone at (858) 571-2485 or by facsimile at (858) 571-2225.

Very truly yours,

/S/ JERRY P. REBEL
Jerry P. Rebel
Executive Vice President and Chief
Financial Officer

cc:     Leonard A. Comma, Chairman of the Board and Chief Executive Officer
        Phillip H. Rudolph, Executive Vice President, Chief Legal and Risk Officer and Corporate Secretary
         KPMG LLP